Mail Stop 3561

June 2, 2010

Steven J. Malcolm
Chief Executive Officer
Williams Pipeline Partners L.P.
One Williams Center
Tulsa, Oklahoma 74172-0172

      Re: **Williams Pipeline Partners L.P. and Northwest Pipeline GP**
            Forms 10-K for the Fiscal Year Ended December 31, 2009
            Filed February 23, 2009
            File Nos. 001-33917 and 001-07414

Dear Mr. Malcolm:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Williams Pipeline Partners L.P. Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Please note that we performed concurrent reviews of the Northwest Pipeline GP ("Northwest") and Williams Pipeline Partners L.P. ("WMZ") Forms 10-K since the Northwest financial statements are included in both documents. To the extent the comments below are applicable to Northwest, please apply them to the financial statements included within the WMZ Form 10-K under Item 3-09 of Regulation S-X and to the financial statements included in the stand-alone Form 10-K of Northwest.

Business, page 5

2. In the third paragraph on page 5 you state that Northwest is your primary asset, but on page 41 you state that it is your only asset. Please revise or advise.

3. Please describe the business of each of your subsidiaries. Based on our review of Exhibit 21.1 and your discussion on page 111, it appears that your interest in Northwest Pipeline GP is held through Williams Pipeline Partners Holdings LLC, but there is no mention of this in your Business discussion. Please also describe the business done by Williams Pipeline Operating LLC. See Item 101(a) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45

4. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing whether you should record your contingencies or environmental liabilities would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified. Refer to Section V of Securities Act Release No. 33-8350.

Consolidated Financial Statements, page 57

Northwest's Report of Independent Registered Public Accounting Firm, page 72

5. We note the reference in the Northwest audit opinion to a financial statement schedule listed in the Index at Item 15(a). Since this financial statement schedule only appears to be included in Northwest's stand-alone Form 10-K, please revise future filings to ensure that the audit opinion does not refer to schedules outside of your Form 10-K.

<u>Northwest's Consolidated Financial Statements, page 73</u>

<u>Note 1. Summary of Significant Accounting Policies, page 78</u>

<u>Use of Estimates, page 79</u>

6. We note that you disclose that the estimates and assumptions which are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include impairment assessments of long-lived assets, depreciation and asset retirement obligations. Please tell us how you considered discussing each of these estimates in your critical accounting policies in MD&A and why you believe these items are not critical accounting policies.

<u>Note 10. Asset Retirement Obligations, page 93</u>

7. We note that you recorded a $27.8 million increase to your asset retirement obligation during fiscal 2008 due to changes in estimates. Please tell us the reasons for this adjustment and disclose the reasons for significant estimate changes in future filings.

<u>Index to Exhibits, page 116</u>

8. We note that you have incorporated by reference several agreements as material contracts under Item 601(b)(10) of Regulation S-K, however, it does not appear that you filed complete copies of such agreements. Specifically, it does not appear that you filed all schedules or similar attachments to Exhibit 10.10 - Credit Agreement dated as of May 1, 2006, and Exhibit 10.16 - Credit Agreement dated as of February 17, 2010. With your next current or periodic report, please file complete copies of these agreements, including all schedules or similar attachments.. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

<u>Signatures, page 118</u>

9. We note that there is no conformed signature for La Fleur C. Browne. Please confirm to us whether La Fleur C. Browne signed this filing and ensure that all future filings are signed by and include the conformed signature of any attorney-in-fact.

Northwest Pipeline GP Form 10-K for the Fiscal Year Ended December 31, 2010

General

10. Please apply the above comments regarding Williams Pipeline Partners L.P.'s 10-K to the extent applicable to this filing.

Properties, page 24

11. Please state the location and general character of your principal plants or other materially important physical properties. For example, you state that your compressor stations are located on lands owned by you, but you do not provide their locations. See Item 102 of Regulation S-K.

Item 11. Executive Compensation, page 70

12. In the last paragraph on page 70 you state that Williams charges you an allocated amount for services its employees provide to you. Please describe the method used in allocating these amounts.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact, Lisa Sellars, Staff Accountant, at (202) 551-3348, or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. You may contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: La Fleur C. Browne
        General Counsel
        Via Fax (918) 573-1807